EXHIBIT 12.2

Mid-America Apartments, L.P.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Earnings:
Income from continuing operations	$96,828	$70,827	$305,378	$114,500
Equity in loss (income) of unconsolidated entities	1	(3,124)	5	(6,019)
Income tax expense	512	442	1,419	1,235
Income from continuing operations before equity in loss (income) of unconsolidated entities and income tax expense	97,341	68,145	306,802	109,716
Add:
Distribution of income from investments in unconsolidated entities	—	4,423	6	15,964
Fixed charges, less preferred distribution requirement of consolidated subsidiaries	30,578	29,654	92,824	93,828
Deduct:
Capitalized interest	349	403	1,313	1,253
Total Earnings (A)	$127,570	$101,819	$398,319	$218,255
Fixed charges and preferred dividends:
Interest expense	$29,342	$28,251	$88,801	$89,090
Amortization of deferred financing costs	887	1,000	2,710	3,485
Capitalized interest	349	403	1,313	1,253
Total Fixed Charges (B)	$30,578	$29,654	$92,824	$93,828
Preferred dividends, including redemption costs	—	—	—	—
Total Fixed Charges and Stock Dividends (C)	$30,578	$29,654	$92,824	$93,828

Ratio of Earnings to Fixed Charges (A/B)	4.2 x	3.4 x	4.3 x	2.3 x
Ratio of Earnings to Fixed Charges and Preferred Dividends (A/C)	4.2 x	3.4 x	4.3 x	2.3 x